GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur, P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2161 2288, 202 2288 Fax: 03 2161 5304 Telex: MA 30022.

03037290

03 NOV 12 AM 7:21

SUPPL

12 November 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX
FAX # 001-202-942-9525

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the following announcement by the Company on the Acquisition of Optonia Limited by Genting Oil & Gas Limited, an indirect 95% owned subsidiary of the Company for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Encls...
\\GB\SYS\USERS\SEC\ELIE\Letters\ADR.doc

11/12

Form Version 2.0

General Announcement

Ownership transfer to **GENTING/EDMS/KLSE** on **12-11-2003 10:05:58 AM**
Reference No **GG-031112-886AE**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **GENTING BERHAD**
*	Stock name	: **GENTING**
*	Stock code	: **3182**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ACQUISITION OF OPTONIA LIMITED BY GENTING OIL & GAS LIMITED, AN INDIRECT 95% OWNED SUBSIDIARY OF THE COMPANY

* **Contents :-**

We wish to inform that Genting Oil & Gas Limited, an indirect 95% owned subsidiary of the Company has on 7 November 2003 acquired the entire equity capital of Optonia Limited, a shelf company incorporated under company no. 109406C on 15 October 2003 in the Isle of Man.

None of Directors and substantial shareholders of the Company has any interest, direct or indirect in the aforesaid acquisition of Optonia Limited.

The aforesaid acquisition of Optonia Limited is not expected to have any effect on the group's profit for 2003.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: